

May 14, 2012

VIA E-Mail
Mr. John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corporation
401 Edgewater Place, Suite 200
Wakefield, Massachusetts 01880

    Re: Franklin Street Properties Corporation
            Form 10-K for the year ended December 31, 2011
            Filed on February 21, 2012
            File No. 001-32470

Dear Mr. John G. Demeritt:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 1A. Risk Factors, page 7

1.   We note that approximately 22% of the properties in your portfolio are leased to banks and credit services. In future Exchange Act reports, please consider including a risk factor that highlights this particular risk of tenant-type concentration for your investors.

Item 2. Properties, page 14

2.   We note that you disclose the "average annualized rent per leased square feet." In future Exchange Act filings, please include disclosure that clarifies how these amounts are calculated. To the extent tenant concessions, such as free rent, or tenant reimbursements are not reflected in the measure, please expand your disclosure to quantify how concessions and reimbursements would impact the calculations. Furthermore, please also

disclose average annualized rent per leased square feet based on rent for the year ended rather than on rent for the month ended.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Overview

3.   We note your disclosure regarding your ATM Sales Program. In future Exchange Act reports, please disclose the amount of shares sold, gross proceeds, net proceeds or offering expenses/commission and the use of proceeds for sales in the reporting period. In addition, please disclose the amount still available under the program.

Leasing, page 25

4.   In future Exchange Act reports, please expand your disclosure of your leasing activities, including a discussion of the volume of new or renewed leases with average rents or yields, as applicable. Include the impact of tenant improvement costs and leasing commissions. Provide such disclosure on a square footage basis.

5.   In future Exchange Act reports, please expand your leasing disclosure to compare new rents on renewed leases to prior rent as applicable.

Results of Operations, page 29

6.   We note your disclosure on page 25 regarding historical occupancy and rental-rate levels. In future Exchange Act reports, please include disclosure on average rent trends, adjusted for leasing incentives.

Non-GAAP Financial Measures, page 35

7.   We note that for FFO purposes you add back acquisition costs of newly acquired properties that are not capitalized. It is not clear how this adjustment is consistent with the standards established by NAREIT. Please clarify and/or revise future periodic filings to label this measure as "Modified" or "Adjusted" FFO and provide reconciliation between this measure and FFO calculated consistent with the standards established by NAREIT.

8.   In future Exchange Act reports, please include Property NOI. In addition, with respect to Property NOI, provide a definition of how you determine Property NOI. For example, describe if you include properties not owned in both periods. Please also describe in additional detail the income and expenditures included in Property NOI, such as ground rent, tenant improvement and leasing commissions, lease termination fees and property marketing costs.

Liquidity and Capital Resources, page 36

9.   Please tell us if management uses any metrics to evaluate dividend coverage.

Loans to Sponsored REITs, page 39

10.   In future Exchange Act reports, please expand your disclosure regarding your financing business to more fully describe such assets. For example, please also disclose the credit quality of the assets, the collateral type and the geographic diversification of collateral of your loan portfolio.

Financial Statements and Notes

Note 2 – Significant Accounting Policies

Real Estate and Depreciation, page F-12

11.   We note your disclosure on page 40 where you indicate that for properties located in Southfield Michigan, Englewood, Colorado and Federal Way, Washington, expenses for these properties exceeded rental income. In addition, we note that the occupancy for these three properties were 39%, 49%, and 47%, respectively. Please clarify whether these properties were evaluated for impairment and the results of such assessment. Your response should address the factors considered by management in determining no impairment existed or why no impairment evaluation was required for these three properties.

Acquired Unfavorable Real Estate Leases and Amortization, page F-13

12.   Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized. Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief